UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of JANUARY, 2006.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   January 31, 2006                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
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                          HALO PREPARES TO DRILL DUPORT


VANCOUVER, BRITISH COLUMBIA, JANUARY 31, 2006 - MARC CERNOVITCH, PRESIDENT AND CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) is pleased to announce that preparations are underway to commence the Phase II drill program on the Duport Property located 60 km west of Kenora, Ontario. The drill contract has been awarded to Rodren Drilling Ltd. of Winnipeg, Manitoba.

The purpose of the drill program will be to:

     - expand the existing resource by focusing on areas of structural complexity within the deposit for the discovery of high-grade ounces.
     - test a number of airborne magnetometer and electromagnetic (EM) anomalies covering attractive geology within a short distance of Duport infrastructure.

As mentioned in the press release dated January 12, 2006, Fugro Airborne Surveys completed 2,743 line kilometers of coverage at 50 and 100 meter line spacings. The detailed, high resolution survey identified a number of high priority geophysical targets in the vicinity of the Duport deposit.

The Duport deposit was the subject of an updated resource calculation completed by Roscoe Postle and Associates Ltd. of Toronto, Ontario. The resource which conforms to Canadian NI 43-101 standards is as follows:

                       Tonnes           Au                   Au
                       (1,000)         (g/t)                (oz)

     Indicated         424,000          13.4              (183,000)
     Inferred          387,000          10.7              (133,000)

     1.   The effective date of the resource estimate is June 1, 2005.
     2. The resources were estimated using a cut-off of 6.86 g/t Au, a minimum thickness of 1.5 m, a gold price of US $400 per oz, a gold recovery of 91%, and all assays were capped at 68.56 g/t.
     3. Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

The resource has been defined over a strike length of 2,500 feet to a vertical depth of 1,500 feet. Limited, widely spaced drilling along strike to the north and south of the deposit has traced the favourable mineralized horizon over a strike length of 6,300 feet. Duport remains open in all directions.

South extension drilling will be following up on the favourable results in Hole 05-22 from last winter's Phase I program that returned 0.209 OPT AU OVER A CORE LENGTH OF 5 FEET and will be guided by previously untested EM anomalies exhibiting a strike length of 1,150 feet that may correspond to footwall mineralization observed at Duport.

Discrete short strike length EM conductors located near the western margin of a geophysically-inferred large circular feature, suggestive of a buried intrusive will be drill tested. This target area located 3 kilometers to the south has a similar geological setting to that observed at Duport.


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                                      -2-


North extension drilling will be guided by short strike length EM conductors in areas of structural complexity as outlined by magnetic contour patterns. In addition, geophysical anomalies will be tested in the vicinity of historical drill holes that have returned strong gold mineralization corresponding to the Duport Deformation Zone and the parallel Stevens Island Deformation Zone.
Several untested EM conductors will be drilled along strike from prior reconnaissance holes that intersected 0.22 OPT AU OVER A TRUE WIDTH OF 5.6 FEET IN HOLE 79 AND 0.40 OPT AU OVER A TRUE WIDTH OF 5.0 FEET IN HOLE 82-41 AND 0.18 OPT AU OVER A TRUE WIDTH OF 7.1 FEET IN HOLE 82-42. The northernmost intercept discovered in Hole 82-42 lies approximately 2400 feet north of the Duport deposit.

The Stevens Island Deformation Zone (STZ) has been traced by relatively sparse, intermittent drill holes over a strike length of 5,900 feet. The holes were completed by companies active in the area during the 1980's and 1990's. Recently identified EM anomalies located south of an isolated hole drilled by Selco in 1983 that returned
 0.183 OPT AU OVER A CORE LENGTH OF 4.3 FEET shows Duport-style stratigraphy and mineralization. The STZ which hosts gold mineralization in drill holes and prospective EM and magnetic anomalies remains virtually untested along its strike length. Follow-up drilling will be used to test this attractive shear zone target.

A total of 28 holes representing 15,500 feet (4,700 m) have been surveyed in preparation to commence the Phase II program. A portion of the Duport grid has been established, drill hole collar locations have been surveyed and site preparation is nearing completion. The program is envisaged to commence in early February, weather conditions permitting.

QUALIFIED PERSON

The above information has been prepared under the supervision of Kevin Leonard, who is the designated as a "Qualified Person" with the ability and authority to verify the authenticity and validity of the data. The field work is supervised by Kevin Leonard, the project "Qualified Person" under definition of NI-43-101

ADDITIONAL INFORMATION

For additional information on the Duport Property, please see the Technical Report on the Duport Property, northwestern Ontario, Canada, dated November 8, 2004, filed on SEDAR at www.sedar.com

HALO RESOURCES LTD.

Halo is a Canadian-based resource company focused on the acquisition of near production base and precious base metal deposits. Currently the Company owns or has an interest in 3 projects: Duport, which is an advanced stage gold project; Bachelor Lake, which is a gold exploration project, and the Sherridon project, which is a grass roots VMS project. The Company is operated by an experienced management team and backed by a strong network of mining financiers. The Company's growth strategy is to develop a diversified portfolio of advanced mining projects.


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                                      -3-

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Except for the historical statements contained herein, this news release presents forward-looking statements that involve inherent risks and uncertainties. Although the management and officers of Halo Resources Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the mining industry, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission. Investors are cautioned that, except as disclosed in the materials to be prepared in connection with the transaction, any information released or received with respect to the transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Halo Resources Ltd. should be considered highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

For further information, please contact:

Marc Cernovitch, President & CEO
Halo Resources Inc. Tel: 604-484-0068
Fax: 604-484-0069 Toll Free: 1-866-841-0068
mcernovitch@halores.com

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